UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ferroglobe PLC
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G33856 108
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☑            Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G33856 108	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRUPO VILLAR MIR, S.A.U.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
98,078,163 Ordinary Shares[1]

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
98,078,163 Ordinary Shares [1]

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
98,078,163 Ordinary Shares [1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
57%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

1 Grupo Villar Mir, S.A.U. beneficially owns 98,078,163 A Ordinary Shares of Ferroglobe PLC (the “Issuer”), which may convert into Ordinary Shares of the Issuer on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Articles of Association of the Issuer.

2 The percent ownership is calculated based upon an aggregate of 98,078,163 A Ordinary Shares outstanding and  73,759,990 Ordinary Shares outstanding at the close of business on December 23, 2015.

Item 1.

	(a)	Name of Issuer: Ferroglobe PLC

	(b)	Address of Issuer’s Principal Executive Offices:

c/o Legalinx Ltd One Fetter Lane London EC4A 1BR United Kingdom

Item 2.

	(a)	Name of Person Filing: Grupo Villar Mir, S.A.U.

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Grupo Villar Mir, S.A.U. is: Torre Espacio Paseo de la Catellana, 259 D, Planta 52 28046 Madrid, Spain

	(c)	Citizenship: Grupo Villar Mir, S.A.U. is a Spanish public limited liability company in the form of a sociedad anónima

	(d)	Title of Class of Securities: Ordinary Shares

	(e)	CUSIP Number: G33856 108

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.		Ownership

The information in Item 1 and Items 5 though 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.		Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.		Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

Grupo Villar Mir, S.A.U.

By:	/s/ Javier López Madrid
	Name:	Javier López Madrid
	Title:	Chief Executive Officer

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